SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IRIDIUM COMMUNICATIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

46269C102

(CUSIP Number of Common Stock Underlying Warrants)

Matthew J. Desch

Director and Chief Executive Officer

Iridium Communications Inc.

1750 Tysons Boulevard, Suite 1400

McLean, Virginia 22102

(703) 287-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Brent B. Siler

Christina L. Novak

Cooley LLP

11951 Freedom Drive

Suite 1500

Reston, Virginia 20190

(703) 456-8000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Other Events

On May 10, 2011, Iridium Communications Inc. (the “Company”) issued a press release announcing that it intends to conduct a warrant exchange with all existing holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $11.50 per share (the “Warrants”), to receive 0.22 Shares in exchange for every Warrant tendered by the holders thereof (approximately one Share for every 4.55 Warrants tendered). A copy of the press release is attached as Exhibit 99.1.

Important Information

This report and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The exchange offer described herein has not yet been commenced. If and when the exchange offer is commenced, the Company intends to file a tender offer statement on a Schedule TO containing an offer to exchange, a letter of transmittal and other related documents with the Securities and Exchange Commission (the “SEC”). Such documents will be mailed to Warrant holders of record and will also be made available for distribution to beneficial owners of Warrants. The solicitation of offers to exchange Warrants for Shares will only be made pursuant to the offer to exchange, the letter of transmittal and related documents. Warrant holders are advised to read the offer to exchange, the letter of transmittal and all related documents, if and when such documents are filed and become available, as they will contain important information about the exchange offer and proposed warrant exchange. Security holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company may be obtained, if and when available, without charge, by directing a request to Iridium Communications Inc., attention Investor Relations, at (703) 287-7570 or on the Company’s website at www.iridium.com.

Exhibits

Exhibit Number	Description

99.1	Press Release, dated May 10, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Name: Thomas J. Fitzpatrick
Title: Chief Financial Officer

Date: May 10, 2011

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